UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010
COMMISSION FILE NUMBER 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 IASSONOS STREET
PIRAEUS, 18537 GREECE
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F  ☒               Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           ☐           No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           ☐           No           ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ☐           No           ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTE

This Report on Form 6-K/A amends the Report on Form 6-K deemed furnished to the Securities and Exchange Commission on April 30, 2010 (the “Original Filing”) to (i) add as Exhibit II thereto revised disclosure with respect to the financial condition and results of operations of Capital Product Partners L.P. for the three-month period ended March 31, 2010 and (ii) amend and restate the following language: “This report on Form 6-K is hereby incorporated by reference into the registrant’s registration statement, registration number 333-153274, dated October 1, 2008” to read, as follows: “Exhibit II of this report on Form 6-K/A is hereby incorporated by reference into the registrant’s registration statement, registration number 333-153274, dated October 1, 2008.”  The information set forth in this Form 6-K/A and the exhibit hereto supersedes and replaces the information set forth in the Original Filing as indicated above.

Item 1 – Information Contained in this Form 6-K/A Report

The following exhibit is filed as part of this report:

Attached as Exhibit II are financial results of Capital Product Partners L.P., for the three months ended March 31, 2010.

Exhibit II of this report on Form 6-K/A is hereby incorporated by reference into the registrant’s registration statement, registration number 333-153274, dated October 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By Capital Product Partners, L.P., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated: August 9, 2010

Exhibit II

This Exhibit II of this report on Form 6-K/A is hereby incorporated by reference into the registrant’s registration statement, registration number 333-153274, dated October 1, 2008.

Financial Results for the three months ended March 31, 2010

Recent Developments

Equity offering

On February 22, 2010, the Partnership successfully completed an equity offering of 5,800,000 common units, receiving proceeds of $48.8 million after the deduction of the underwriters’ commissions.  On the same date, Capital Maritime & Trading Corp. (“Capital Maritime” or “CMTC” or “our sponsor”) made a contribution of $1.0 million to the Partnership in exchange for the issuance of 118,367 general partner units to Capital GP L.L.C. (“CGP”) in order for it to maintain its 2% general partner interest in the Partnership.  On March 17, 2010, the underwriters exercised in part the overallotment option, receiving an additional 481,578 common units from the Partnership.  In exchange for the issuance of these common units, the Partnership received the amount of $4.1 million after the deduction of the underwriters’ commissions.  On the same date, Capital Maritime made a contribution of $0.1 million to the Partnership in exchange for the issuance of 9,828 general partner units to CGP in order for it to maintain its 2% general partner interest in the Partnership.  Total expenses other than underwriters’ commissions related to the offering amounted to $0.8 million.

Acquisition of M/T Atrotos

On March 1, 2010, the Partnership acquired the M/T Atrotos (renamed M/T El Pipila) (2007 Hyundai Mipo 47,000 dwt ICE Class 1A) from Capital Maritime at a purchase price of $43 million.  The M/T Atrotos is the Partnership’s sixteenth modern MR tanker, bringing the size of its fleet to 19 vessels, and is chartered to Petróleos Mexicanos (PEMEX), the state-owned Mexican petroleum company, through Arrendadora Ocean Mexicana, S.A. de C.V., under a charter expected to expire in March 2014.  The net base rate under the charter is $19,900 per day, which includes a payment to Capital Maritime for technical management fees.  The vessel’s total operating expenses are fixed until the expiration of the charter at a daily rate of $3,575.

Acquisition of M/T Alkiviadis

On June 30, 2010, the Partnership acquired the shares of the vessel owning company of the M/T Alkiviadis, a medium range product tanker vessel, from Capital Maritime for the amount of $31.5 million.  The M/T Alkiviadis is the Partnership’s seventeenth modern MR tanker, bringing the size of its fleet to 20 vessels, and is chartered to Capital Maritime on a fixed-rate time charter contract for 2 years at a daily rate of $13,000 plus a 50/50 profit share for breaching IWL (Institute Warranty Limits -- applies to voyages to certain ports at certain periods of the year).

Appointment and election of directors

                Following the annual general meeting of July 22, 2010, and the elections of two Class III directors (Keith Forman and Evangelos G. Bairactaris), the majority of the board has now been elected by non-Capital Maritime controlled unitholders.  As a result, the Partnership will not be considered to be controlled by its sponsor from July 22, 2010.  As a consequence, the Partnership will account for future vessel acquisitions from CMTC at fair value and will no longer be required to retroactively adjust its financial statements.

CGP has re-appointed each of Evangelos M. Marinakis, Ioannis E. Lazaridis and Nikolaos N. Syntychakis to act as Appointed Directors, as such term is defined in the Partnership Agreement, for an additional three year term commencing as of July 22, 2010, the date of the Partnership’s Annual General Meeting.

Amendment of Omnibus Incentive Compensation Plan

On July 22, 2010, our board of directors adopted an amendment to our Omnibus Incentive Compensation Plan (the “Plan”), to increase from 500,000 to 800,000 the limited number of restricted units which we may issue to some of our employees, consultants, directors or affiliates, including the employees, consultants or directors of our general partner, Capital Maritime, Curzon Maritime Limited, Curzon Shipbrokers Corp. and their affiliates at a future date. To date no restricted units have been issued to any person or entity under the Plan.

BP Shipping Limited

                Our largest customer, BP Shipping Limited (“BP Shipping”), is an affiliate of BP p.l.c. (“BP”). On July 27, 2010, BP announced that it is taking a pre-tax charge of $32.2 billion, including costs to that date of $2.9 billion for the response and a charge of $29.3 billion for future costs, including the funding of the $20 billion escrow fund, and incurred a headline replacement cost loss for the quarter ended June 30, 2010 of $17 billion, as a result of the explosion onboard the semi-submersible drilling rig Deepwater Horizon in the Gulf of Mexico and the resulting oil leak from a well being operated by an affiliate of BP and in which such affiliate had a majority working interest.  BP also announced that it plans to sell assets for up to $30 billion over the next 18 months, primarily in the upstream business, to be selected on the basis that they are worth more to other companies than to BP.  Although these asset dispositions are expected to be primarily focused in BP’s exploration and production business, such dispositions and continued losses, or failure on the part of BP to have accurately predicted such losses and future costs, could materially adversely affect BP generally and could, in turn, have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to meet our obligations and to make cash distributions. Eight of our vessels are currently chartered to BP Shipping and BP Shipping accounted for approximately 59% and 51% of our revenues for the year ended December 31, 2009 and the three months ended March 31, 2010, respectively.

Operating and Financial Review and Prospects

                 You should read the following discussion of our financial condition and results of operations in conjunction with our unaudited condensed consolidated and combined Financial Statements for the three-month periods ended March 31, 2010 and 2009 and related notes included elsewhere herein.  Among other things, the Financial Statements include more detailed information regarding the basis of presentation for the following information.  This discussion contains forward-looking statements that are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks and uncertainties discussed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 and in our current report on form 6-K/A filed with the United States Securities and Exchange Commission on July 30, 2010.  The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.  We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selected Financial Data
(in thousands of United States Dollars, except earnings per unit, distributions per unit and number of units)

	Unaudited
	For the three-month period ended March 31,
	2010	2009

Revenues	$32,333	$34,985
Revenues – related party	1,152	-
Total revenues	33,485	34,985

Expenses:
Voyage expenses	1,793	1,184
Vessel operating expenses - related party	7,171	6,638
Vessel operating expenses	482	999
General and administrative expenses	630	789
Depreciation	7,712	7,630
Operating income	15,697	17,745
Other income (expense), net:
Interest expense and finance cost	(8,258)	(8,033)
Interest and other income	341	546
Total other (expense), net	(7,917)	(7,487)
Net income	7,780	10,258
Less:
Net income attributable to CMTC operations	(1,005)	(1,458)
Partnership’s net income	$6,775	$8,800
General Partner’s interest in Partnership’s net income	$136	$176
Limited Partners’ interest in Partnership’s net income	$6,639	$8,624
Net income per:
Common units (basic and diluted)	$0.25	$0.38
Subordinated units (basic and diluted)	$-	$0.22
Total units (basic and diluted)	$0.25	$0.35
Weighted-average units outstanding:
Common units (basic and diluted)	27,088,625	20,512,229
Subordinated units (basic and diluted)	-	4,304,922
Total units (basic and diluted)	27,088,625	24,817,151

Distributions declared per unit	$0.41	$1.05

	Unaudited
	March 31, 2010	December 31, 2009
Assets
Current assets
Cash and cash equivalents	$1,321	$3,552
Short-term investments	43,294	30,390
Trade accounts receivable	1,817	1,217
Due from related party	11,116	13,365
Inventory	598	466
Prepayments and other assets	510	584
Total current assets	58,656	49,574
Fixed assets
Vessels, net	695,995	703,707
Total fixed assets	695,995	703,707
Other non-current assets
Deferred charges, net	2,927	3,147
Restricted cash	4,500	4,500
Total non-current assets	703,422	711,354
Total assets	$762,078	$760,928

Liabilities and stockholders’ equity / partners’ capital
Current liabilities
Current portion of long-term debt	$-	$-
Current portion of related party long-term debt	1,812	4,412
Trade accounts payable	1,706	778
Due to related parties	4,348	4,939
Accrued liabilities	2,247	2,470
Deferred revenue	1,438	3,456
Total current liabilities	11,551	16,055
Long-term liabilities
Long-term debt	474,000	474,000
Long-term related party debt	19,925	43,528
Deferred revenue	2,247	2,062
Derivative instruments	38,412	36,931
Total long-term liabilities	534,584	556,521
Total liabilities	546,135	572,576
Commitments and contingencies
Stockholders’ equity	20,384	31,224
Partners’ capital	195,559	157,128
Total liabilities and stockholders’ equity / partners’ capital	$762,078	$760,928

Limited Partners units outstanding	31,098,729	24,817,151

Factors to Consider When Evaluating Our Results

The results of operations and cash flows for the three-month periods ended March 31, 2010 and 2009 have been retroactively adjusted to include the operations and cash flows of the vessel owning company of the M/T Alkiviadis, which was acquired in June 2010.  In April 2009, we sold to Capital Maritime all of our interest in our wholly owned subsidiary that owned the M/T Atrotos.  In March 2010, we re-acquired from Capital Maritime the vessel owning company of the M/T Atrotos.  Accordingly, the results of operations and cash flows of the vessel owning company of the M/T Atrotos, which was re-acquired in March 2010, were already included in the results of operations and cash flows of the Partnership for the three-month period ended March 31, 2009, because during that period the vessel owning company of the M/T Atrotos was owned by the Partnership and operated as part of the Capital Maritime fleet.  The balance sheet as of December 31, 2009 has been retroactively adjusted to include the balance sheets of the vessel owning companies of the M/T Atrotos and M/T Alkiviadis.  Therefore, the unaudited condensed consolidated and combined financial statements presented herein are not directly comparable to the financial statements and the related selected financial data included in our Form 20-F for 2009 that was filed on February 4, 2010.  Retroactively adjusted annual financial statements to reflect the acquisitions of the M/T Atrotos and M/T Alkiviadis from entities under common control will be included in our Form 20-F for the year ending December 31, 2010.

Our Fleet

The current employment of our fleet is summarized as follows:

Vessel Name	Time Charter (TC)/ Bare Boat Charter (BC) (Years)	Commencement of Charter	Charterer	Profit Sharing (1)	Gross Daily Hire Rate (Without Profit Sharing) (in thousands of United States Dollars)
M/T Atlantas (M/T British Ensign)	5+3 BC	04/2006	B.P. Shipping Ltd	-	$15.2 (5y) & $13.5 (3y)
M/T Aktoras (M/T British Envoy)	5+3 BC	07/2006	B.P. Shipping Ltd	-	$15.2 (5y) & $13.5 (3y)
M/T Agisilaos	1 TC	03/2010	Capital Maritime & Trading Corp.	50/50 (3)	$12.0
M/T Arionas (4)	Spot	-	-	-	-
M/T Aiolos (M/T British Emissary)	5+3 BC	03/2007	B.P. Shipping Ltd	-	$15.2 (5y) & $13.5 (3y)
M/T Avax	1 TC	05/2010	B.P. Shipping Ltd	50/50 (3)	$12.5
M/T Axios	1 TC	02/2010	Capital Maritime & Trading Corp.	50/50 (3)	$12.8
M/T Atrotos (El Pipila)	5 BC	04/2009	Arrendadora	-	$16.8
M/T Akeraios	1 TC	06/2010	B.P. Shipping Ltd	50/50 (3)	$12.5
M/T Anemos I	3 TC	09/2007	Morgan Stanley	50/50 (1)	$20.0
M/T Apostolos	3 TC	09/2007	Morgan Stanley	50/50 (1)	$20.0
M/T Alexandros II (M/T Overseas Serifos)	10 BC	01/2008	Overseas Shipholding Group Inc. (2)	-	$13.0
M/T Aristotelis II (M/T Overseas Sifnos)	10 BC	06/2008	Overseas Shipholding Group Inc. (2)	-	$13.0
M/T Aris II (M/T Overseas Kimolos)	10 BC	08/2008	Overseas Shipholding Group Inc. (2)	-	$13.0
M/T Amore Mio II	3 TC	10/2007	B.P. Shipping Ltd	50/50 (1)	$36.5
M/T Aristofanis	Spot	-	-	-	-
M/T Attikos	Spot	-	-	-	-
M/T Agamemnon II	3 TC	1/2009	B.P. Shipping Ltd	50/50 (3)	$22.3
M/T Ayrton II	2 TC	4/2009	B.P. Shipping Ltd	50/50 (3)	$22.3
M/T Alkiviadis	2 TC	06/2010	Capital Maritime & Trading Corp.	50/50 (3)	$13.0

(1)	Profit sharing refers to an arrangement between vessel owning companies and charterers to share a predetermined percentage voyage profit in excess of the basic rate.

(2)
Overseas Shipholding Group Inc. has an option to purchase each of the three vessels on bare-boat charter at the end of the eighth, ninth or tenth year of the charter, for $38.0 million, $35.5 million and $33.0 million, respectively, which option is exercisable six months before the date of completion of the eighth, ninth or tenth year of the charter.  The expiration date above may therefore change depending on whether the charterer exercises its purchase option.

(3)	50/50 profit share for breaching IWL (Institute Warranty Limits -- applies to voyages to certain ports at certain periods of the year).

(4)
On June 4, 2010, the vessel owning company of the M/T Arionas entered into a one year time charter agreement with CMTC for a daily charter hire of $12,000.  The charter of the M/T Arionas is expected to commence in August of 2010.

Factors Affecting Our Future Results of Operations

Please refer to our Form 20-F for 2009 filed on February 4, 2010 regarding the factors affecting our future results of operations.

Results of Operations

Three-month Period Ended March 31, 2010 Compared to the Three-month Period Ended March 31, 2009

Results for the three-month periods ended March 31, 2010 and March 31, 2009 differ primarily due to the lower revenues earned during the three-month period ended March 31, 2010 ($33.5 million) compared to those earned during the three-month period ended March 31, 2009 ($35.0 million) and higher interest expenses ($7.9 million for the three-month period ended March 31, 2010 compared to $7.5 million for the three-month period ended March 31, 2009) due to the higher interest margin applicable in the three-month period ended March 31, 2010.  The results for the three-month period ended March 31, 2010 have been retroactively adjusted to reflect the results of operations from the M/T Atrotos and M/T Alkiviadis which were operated as part of the Capital Maritime fleet prior to their acquisition by us in March 2010 and June 2010, respectively.  The results for the three-month period ended March 31, 2009 have been retroactively adjusted to reflect the results of operations from the M/T Alkiviadis which was operated as part of the Capital Maritime fleet prior to its acquisition by us in June 2010.  The results for the three-month period ended March 31, 2009 also include the results of operations of the vessel owning companies of the M/T Agamemnon II and M/T Ayrton II,  which were operated as part of the Capital Maritime fleet prior to their acquisition by us in April 2009, as if these vessels were acquired at the beginning of the 2009 period presented.  For the three-month periods ended March 31, 2010 and 2009, net income attributable to vessel operations as part of the Capital Maritime fleet amounted to $1.0 million and $1.5 million, respectively.

Revenues

Voyage, time and bareboat charter revenues amounted to approximately $33.5 million for the three-month period ended March 31, 2010, as compared to $35.0 million for the three-month period ended March 31, 2009.  Voyage, time and bareboat charter revenues are mainly comprised of the charter hire received from our customers and are affected by the number of days our vessels operate, the level of the charter hire and freight earned, the amount of profit-sharing revenues and the average number of vessels in our fleet.  As a number of our vessels were rechartered during the three-month period ended March 31, 2010 at lower rates compared to previous charter rates and as we had $0.4 million in profit sharing revenues for the three-month period ended March 31, 2010 compared to $0.7 million for the three-month period ended March 31, 2009, our revenues declined compared to the three-month period ended March 31, 2009.  For the three-month period ended March 31, 2010 we had related party revenues that amounted to $1.2 million from the charter of some of our vessels to Capital Maritime.

Voyage Expenses

Voyage expenses amounted to $1.8 million for the three-month period ended March 31, 2010, as compared to $1.2 million for the three-month period ended March 31, 2009.  Voyage expenses are direct expenses to voyage revenues and primarily consist of bunkers, port expenses and commissions.  Voyage costs, except for commissions, are paid for by the charterer under time and bareboat charters.  In the case of our time charters with Morgan Stanley Capital Group Inc. and bareboat charters with Overseas Shipholding Group, Inc., the charterer is also responsible for commissions.  Increases in voyage expenses are primarily attributable to the fact that three of our vessels operated in the spot market for the whole or part of the time period during the three-month period ended March 31, 2010, as compared to one in the three-month period ended March 31, 2009.

Vessel Operating Expenses

For the three-month period ended March 31, 2010, our vessel operating expenses amounted to approximately $7.7 million, of which $7.2 million was due to our manager, including $0.5 million in additional fees and costs (as defined in our management agreement) relating to direct and indirect expenses incurred by Capital Ship Management in the management of our vessels, including, among others, certain costs associated with the vetting of our vessels, upgrades, repairs related to unforeseen events and insurance deductibles. Vessel operating expenses for the three-month period ended March 31, 2010, mainly include management fees payable to Capital Ship Management pursuant to our management agreement and actual costs incurred by the M/T Alkiviadis which was operated as part of Capital Maritime’s fleet prior to its acquisition by us in June 2010.

For the three-month period ended March 31, 2009, our vessel operating expenses amounted to approximately $7.6 million, of which $6.6 million was paid to our manager, including $0.2 million in additional fees and costs under our management agreement.  Vessel operating expenses for the three-month period ended March 31, 2009, mainly include management fees payable to Capital Ship Management pursuant to our management agreement and actual costs incurred by the M/T Alkiviadis, M/T Agamemnon II and M/T Ayrton II which were operated as part of Capital Maritime’s fleet prior to their acquisition by us in June 2010, April 2009 and April 2009, respectively.

General and Administrative Expenses

General and administrative expenses amounted to $0.6 million for the three-month period ended March 31, 2010, compared to $0.8 million for the three-month period ended March 31, 2009.  General and administrative expenses include board of directors’ fees and expenses, audit and legal fees, and other fees related to the expense of being a publicly traded partnership.

Depreciation

Depreciation of fixed assets amounted to $7.7 million for the three-month period ended March 31, 2010 as compared to $7.6 million for the three-month period ended March 31, 2009.

Other Expense, Net

Other expense, net for the three-month period ended March 31, 2010, was approximately $7.9 million as compared to $7.5 million for the three-month period ended March 31, 2009.  The increase is primarily due to the higher interest rates charged under our amended credit facilities effective since June 30, 2009 (as described below in “Revolving Credit Facilities”), as well as lower rates earned on our deposits.

Net Income

Net income for the three-month period ended March 31, 2010, amounted to $7.8 million as compared to $10.3 million for the three-month period ended March 31, 2009.

Liquidity and Capital Resources

As at March 31, 2010, total cash and cash equivalents were $1.3 million, short-term investments were $43.3 million, restricted cash was $4.5 million, and total liquidity including cash and undrawn long-term borrowings was $295.1 million.  Short-term investments represent cash in time deposits in excess of three months.

As at December 31, 2009, total cash and cash equivalents were $3.6 million, short-term investment was $30.4 million, restricted cash was $4.5 million, and total liquidity including cash and undrawn long-term borrowings was $284.5 million.  The increase in total liquidity in the three-month period ended March 31, 2010 as compared to December 31, 2009 is primarily due to the inflows in the amount of $53.0 million from the issuance of Partnership units to the public that we used primarily for the acquisition of the vessel owning company of the M/T Atrotos for $43.0 million.  We also paid a distribution of $0.41 per unit in February 2010, which amounted to $10.4 million.

We anticipate that our primary sources of funds for our liquidity needs will be cash flows from operations.  As our vessels come up for re-chartering, depending on the prevailing market rates, we may not be able to re-charter them at levels similar to their current charters which may affect our future cash flows from operations.  Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings.  Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund any acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the omnibus agreement with Capital Maritime or acquisitions from third parties.

As at March 31, 2010, we had $246.0 million in undrawn amounts under the terms of our credit facilities, unchanged from the year ended December 31, 2009.

Partners’ Capital as of March 31, 2010 amounted to $195.6 million as compared to $157.1 million as of December 31, 2009.  The increase in Partners’ Capital is due to the following:

○	Equity offering in February 2010 of 6,281,578 common units that generated net proceeds of $53.0 million including the contribution of $1.1 million from the general partner.

○
Net Partnership income for the three-month period ended March 31, 2010 in the amount of $6.8 million and distributions paid to common unit-holders and general partner during the three-month period ended March 31, 2010 amounting to $10.4 million.

○	The excess of the purchase price of the M/T Atrotos over its carrying amount in the books of our sponsor, which amounted to $9.5 million.

○	Unrealized loss on cash flow hedging derivative instruments that amounted to $1.5 million.

Notwithstanding the continuing economic downturn, the duration and long-term effects of which are not possible to predict, and subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

Our cash flow statement for the three-month period ended March 31, 2010 reflects the operations of the vessel owning companies of the M/T Atrotos and M/T Alkiviadis for the periods that they were part of Capital Maritime’s fleet.

Our cash flow statement for the three-month period ended March 31, 2009 reflects the operations of the vessel owning companies of the M/T Agamemnon II, M/T Ayrton II, and M/T Alkiviadis for the periods that they were part of Capital Maritime’s fleet.

The following table summarizes our cash and cash equivalents provided by / (used in) operating, financing and investing activities for the periods presented in millions:

	For the three-month period ended March 31,
	2010	2009
Net Cash Provided by Operating Activities	$11.4	$18.7
Net Cash (Used in) Investing Activities	$(46.4)	$(17.3)
Net Cash Provided by / (Used in) Financing Activities	$32.7	$(30.9)

Net Cash Provided by Operating Activities

Net cash provided by operating activities declined to $11.4 million for the three-month period ended March 31, 2010 from $18.7 million for the three-month period ended March 31, 2009 primarily due to lower net income earned during the three-month period ended March 31, 2010.  Accounts receivable for the three-month period ended March 31, 2010 increased by $1.6 million as compared to a decrease of $3.4 million for the three-month period ended March 31, 2009.

Net Cash Used in Investing Activities

Cash is used primarily for vessel acquisitions and changes in net cash used in investing activities are primarily due to the number of vessels acquired in the relevant period. We also use cash to purchase time deposits with maturities of longer than three months in order to benefit from the higher interest rates they offer compared to shorter term time deposits.  We expect to rely primarily upon external financing sources, including bank borrowings and the issuance of debt and equity securities as well as cash in order to fund any future vessel acquisitions or expansion and investment capital expenditures.

For the three-month period ended March 31, 2010, net cash used was comprised of:

●	$33.5 million, representing the net book value of the M/T Atrotos; and
●
$41.9 million, representing the purchases of short-term investments and $29.0 million representing maturities and early withdrawal of short-term investments. Short-term investments consist of cash time deposits with banks with maturities of more than three months.

For the three-month period ended March 31, 2009, net cash used was comprised of:

●	$0.4 million, representing initial expenses paid by Capital Maritime for the construction of the M/T Ayrton II, which we acquired in April 2009; and
●
$25.2 million, representing the purchases of short-term investments and $8.3 million representing maturities of short-term investments. Short-term investments consist of cash time deposits with banks with maturities of more than three months.

Net Cash Provided by / (Used in) Financing Activities

Net cash provided by financing activities amounted to $32.7 million for the three-month period ended March 31, 2010, as compared to net cash used in financing activities of  $30.9 million for the three-month period ended March 31, 2009.

For the three-month period ended March 31, 2010 financing activities consisted of the following:

●	Proceeds from the equity offering amounted to $54.1 million while expenses paid amounted to $0.3 million;
●	Payments of related party debt amounted to $1.1 million;
●	The excess of the purchase price of the M/T Atrotos over book value of the vessel amounted to $9.5 million; and
●	Distributions paid amounted to $10.4 million.

       For the three-month period ended March 31, 2009 financing activities consisted of the following:

●	Payments of related party debt amounted to $0.9 million; and
●	Distributions paid amounted to $30.0 million.

Borrowings

Our long-term third party borrowings are reflected in our balance sheet in long-term liabilities as “Long-term debt.”  As of March 31, 2010, long-term debt remained unchanged from December 31, 2009 at $474.0 million.  The current portion of long-term debt was $0 million as of March 31, 2010 and December 31, 2009.  Related party debt is reflected in our balance sheet as “Long-term related party debt” and as “Current portion of related party long-term debt.” As of March 31, 2010, long-term related party debt amounted to $19.9 million and current portion of related party long-term debt amounted to $1.8 million, as compared to $43.5 million and $4.4 million, respectively, for the year ended December 31, 2009.  The related party debt relates to balances of loans drawn-down by Capital Maritime for the acquisition of the M/T Atrotos and construction of the M/T Alkiviadis.  These loans were repaid by Capital Maritime at the time that the vessels were transferred to the Partnership.

Revolving Credit Facilities

In June 2009, we entered into amendments to certain terms in both our credit facilities effective for a three year period from the end of June 2009 to the end of June 2012.  The lenders under both facilities agreed to increase the fleet loan-to-value covenant to 80% from 72.5%.  It was also agreed to amend the manner in which market valuations of our vessels are conducted.  In exchange, the interest margin for both of our credit facilities was increased to 1.35-1.45% over US$ LIBOR subject to the level of the asset covenants.  Previously, the margin on our $370.0 million credit facility was 0.75% over US$ LIBOR and on our $350.0 million credit facility it was 1.10% over US$ LIBOR.   All other terms in both of our facilities remain unchanged.

On June 30, 2010, we further amended our two loan agreements by amending the security parties in both.  The M/T Atrotos was included as a security party in the $350 million loan agreement, replacing the M/T Aristofanis, which became a security party in the $370 million loan agreement.  We also included the M/T Alkiviadis as a security party in the $370 million loan agreement.

Our obligations under both our credit facilities are secured by first-priority mortgages covering each of our financed vessels and are guaranteed by each vessel owning subsidiary.  Both our credit facilities contain a “Market Disruption Clause” requiring us to compensate the banks for any increases to their funding costs caused by disruptions to the market which the banks may unilaterally trigger.  The funding cost rate for the three-month period ended March 31, 2010 was 0.30503% under our $370 million credit facility and 0.20786%, under our $350 million credit facility, respectively.

Our credit facilities also contain restrictive covenants that, subject to the approval of our lenders, prohibit us from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of our vessels; changing the commercial and technical management of our vessels; selling or changing the beneficial ownership or control of our vessels; and subordinating the obligations under our existing credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

Under the terms of our credit facilities we may not be able to pay distributions to our unitholders if we are not in compliance with certain financial covenants and ratios described below or upon the occurrence of an event of default or if the fair market value of our financed vessels is less than 125% of the aggregate amount outstanding under each credit facility.

In addition to the above, our credit facilities require us to maintain minimum free consolidated liquidity (50% of which may be in the form of undrawn commitments under the credit facility) of at least $500,000 per financed vessel, maintain a ratio of EBITDA to net interest expense of at least 2.00 to 1.00 on a trailing four-quarter basis and maintain a ratio of total indebtedness to the aggregate market value of our total fleet of no more than 0.8 to 1.00 (which means that the fair market value of the vessels in our fleet must equal 125% of the aggregate amount outstanding under each credit facility).

As of March 31, 2010, we were in compliance with the financial debt covenants in our credit facilities.  Our ability to comply with the covenants and restrictions contained in our credit facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, including interest rate developments, changes in the funding costs of our banks and changes in asset valuations.  If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired.  If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, especially if we trigger a cross-default currently contained in our credit facilities, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate.  We may not have, or be able to obtain, sufficient funds to make these accelerated payments.  In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios set out above.  The current severe economic slowdown has had an adverse effect on tanker asset values which is likely to persist if the economic slowdown continues.  If the estimated asset values of the vessels in our fleet continue to decrease, such decreases may limit the amounts we can draw down under our credit facilities to purchase additional vessels and our ability to expand our fleet.  In addition, we may be obligated to pre-pay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities.  A decline in the market value of our vessels could also lead to a default under any prospective credit facility to which we become a party, affect our ability to refinance our existing credit facilities and/or limit our ability to obtain additional financing.

In connection with our revolving credit facilities and in order to hedge our exposure to interest rate changes, we have entered into interest rate swap agreements to fix the LIBOR portion of our interest rate.

Off-Balance Sheet Arrangements

As of the date of this Interim Report, we have not entered into any off-balance sheet arrangements.

Critical Accounting Policies

A discussion of our significant accounting policies is included in Note 2 in the Partnership’s Annual Report on Form 20-F for the period ended December 31, 2009.

Changes in Accounting Policies

     There have been no material changes to our accounting policies in the three-month period ended March 31, 2010.

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Combined Balance Sheets
(In thousands of United States Dollars)

	March 31, 2010	December 31, 2009
Assets
Current assets
Cash and cash equivalents	$1,321	$3,552
Short-term investments	43,294	30,390
Trade accounts receivable	1,817	1,217
Due from related party (Note 3)	11,116	13,365
Inventory	598	466
Prepayments and other assets	510	584
Total current assets	58,656	49,574
Fixed assets
Vessels, net (Note 4)	695,995	703,707
Total fixed assets	695,995	703,707
Other non-current assets
Deferred charges, net	2,927	3,147
Restricted cash	4,500	4,500
Total non-current assets	703,422	711,354
Total assets	$762,078	$760,928

Liabilities and stockholders’ equity / partners’ capital
Current liabilities
Current portion of long-term debt (Note 5)	$-	$-
Current portion of related party long-term debt (Note 3)	1,812	4,412
Trade accounts payable	1,706	778
Due to related parties (Note 3)	4,348	4,939
Accrued liabilities	2,247	2,470
Deferred revenue	1,438	3,456
Total current liabilities	11,551	16,055
Long-term liabilities
Long-term debt (Note 5)	474,000	474,000
Long-term related party debt (Note 3)	19,925	43,528
Deferred revenue	2,247	2,062
Derivative instruments (Note 6)	38,412	36,931
Total long-term liabilities	534,584	556,521
Total liabilities	546,135	572,576
Commitments and contingencies (Note 10)
Stockholders’ equity	20,384	31,224
Partners’ capital (Note 8)	195,559	157,128
Total liabilities and stockholders’ equity / partners’ capital	$762,078	$760,928

The accompanying notes are an integral part of these unaudited condensed consolidated and combined financial statements.

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Combined Statements of Income
(In thousands of United States Dollars, except number of units and earnings per unit)

	For the three-month period ended March 31,
	2010	2009

Revenues	$32,333	$34,985
Revenues – related party (Note 3)	1,152	-
Total Revenues	33,485	34,985

Expenses:
Voyage expenses	1,793	1,184
Vessel operating expenses - related party (Note 3)	7,171	6,638
Vessel operating expenses	482	999
General and administrative expenses	630	789
Depreciation (Note 4)	7,712	7,630
Operating income	15,697	17,745
Other income (expense), net:
Interest expense and finance cost	(8,258)	(8,033)
Interest and other income	341	546
Total other (expense), net	(7,917)	(7,487)
Net income	7,780	10,258
Less:
Net income attributable to CMTC operations	(1,005)	(1,458)
Partnership’s net income	$6,775	$8,800
General Partner’s interest in Partnership’s net income	$136	$176
Limited Partners’ interest in Partnership’s net income	$6,639	$8,624
Net income per:
●Common units (basic and diluted)	$0.25	$0.38
●Subordinated units (basic and diluted)	$-	$0.22
●Total units (basic and diluted)	$0.25	$0.35
Weighted-average units outstanding:
●Common units (basic and diluted)	27,088,625	20,512,229
●Subordinated units (basic and diluted)	-	4,304,922
●Total units (basic and diluted)	27,088,625	24,817,151

The accompanying notes are an integral part of these unaudited condensed consolidated and combined financial statements.

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Combined Statements of Changes in Stockholders’ Equity / Partners’ Capital
(In thousands of United States Dollars, except distributions per unit)

			Partners’ Capital
	Comprehensive Income	Stockholders’ Equity	General Partner	Common unitholders	Subordinated	Total	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2008		$41,951	$16,785	$122,811	$76,230	$215,826	$(43,651)	$214,126
Distributions declared (distributions per unit $1.05) (Note 8)			(13,256)	(16,812)	(9,246)	(39,314)		(39,314)
Net income attributable to CMTC	1,458	1,458						1,458
Partnership net income	8,800		176	7,382	1,242	8,800		8,800
Conversion of subordinated units				68,226	(68,226)			-
Other comprehensive income:
Unrealized loss on derivative instruments (Note 6)	(576)						(576)	(576)
Comprehensive income	$9,682
Balance at March 31, 2009		$43,409	$3,705	$181,607	$-	$185,312	$(44,227)	$184,494

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Combined Statements of Changes in Stockholders’ Equity / Partners’ Capital
(In thousands of United States Dollars, except distributions per unit)

			Partners’ Capital
	Comprehensive Income	Stockholders’ Equity	General Partner	Common unitholders	Total	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2009		$31,224	$3,803	$186,493	$190,296	$(33,168)	$188,352
Distributions declared (distributions per unit $0.41)(Note 8)			(208)	(10,175)	(10,383)		(10,383)
Net income attributable to CMTC	1,005	1,005					1,005
Equity of contributed companies retained by CMTC		(11,845)					(11,845)
Issuance of Partnership units			1,115	51,926	53,041		53,041
Partnership net income	6,775		136	6,639	6,775		6,775
Excess of purchase price over acquired assets (Note 4)			(190)	(9,331)	(9,521)		(9,521)
Other comprehensive income:
Unrealized loss on derivative instruments (Note 6)	(1,481)					(1,481)	(1,481)
Comprehensive income	$6,299
Balance at March 31, 2010		$20,384	$4,656	$225,552	$230,208	$(34,649)	$215,943

The accompanying notes are an integral part of these unaudited condensed consolidated and combined financial statements.

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Combined Statements of Cash Flows
(In thousands of United States Dollars)

	For the three-month period ended March 31,
	2010	2009
Cash flows from operating activities:
Net income	$7,780	$10,258
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	7,712	7,630
Amortization of deferred charges	140	87
Changes in operating assets and liabilities:
Trade accounts receivable	(1,593)	3,443
Due from related parties	(207)	475
Prepayments and other assets	74	(219)
Inventory	(132)	160
Trade accounts payable	876	464
Due to related parties	(591)	(136)
Accrued liabilities	(822)	(92)
Deferred revenue	(1,833)	(3,322)
Net cash provided by operating activities	11,404	18,748
Cash flows from investing activities:
Vessel acquisitions (Note 4)	(33,479)	(409)
Purchase of short-term investments	(41,929)	(25,165)
Maturity of short-term investments	29,025	8,300
Net cash (used in) investing activities	(46,383)	(17,274)
Cash flows from financing activities:
Proceeds from issuance of Partnership units	54,075	-
Expenses paid for issuance of Partnership units	(320)	-
Payments of related party debt/financing	(1,103)	(862)
Loan issuance costs	-	(28)
Excess of purchase price over book value of vessels acquired from entity under common control (Note 4)	(9,521)	-
Distributions paid (Note 8 )	(10,383)	(29,962)
Net cash provided by / (used in) financing activities	32,748	(30,852)

Net (decrease) in cash and cash equivalents	(2,231)	(29,378)
Cash and cash equivalents at beginning of period	3,552	43,149
Cash and cash equivalents at end of period	$1,321	$13,771

Supplemental cash flow information
Cash paid for interest	$7,910	$7,944

Non-cash activities
Reduction in deferred offering expenses	$55	$-
Net liabilities assumed by CMTC upon vessel contribution to the Partnership	$21,634	$-

The accompanying notes are an integral part of these unaudited condensed consolidated and combined financial statements.

Capital Product Partners L.P.
Notes to the Unaudited Condensed Consolidated and Combined Financial Statements
(In thousands of United States Dollars)

1.   Basis of Presentation and General Information

Capital Product Partners L.P. (the “Partnership” or “CPP”) was formed on January 16, 2007, under the laws of the Marshall Islands for the purpose of acquiring interests in eight wholly owned subsidiaries of Capital Maritime & Trading Corp. (“CMTC” or “sponsor”), each of which owned a double-hull medium-range product tanker (the “Initial Vessels”).

The Partnership is engaged in the seaborne transportation services of crude oil and refined petroleum products, edible oils and soft chemicals, by chartering its vessels under medium to long-term time and bareboat charters.

The accompanying unaudited condensed consolidated and combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information.  Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements.  These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 4, 2010.

These unaudited condensed consolidated and combined financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Partnership’s financial position, results of operations and cash flows for the periods presented.  Operating results for the three-month period ended March 31, 2010 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2010.

On February 22, 2010, the Partnership completed successfully a follow-on offering of 5,800,000 common units receiving proceeds of $48,836 after the deduction of the underwriters’ commissions.  On the same date CMTC made a contribution of $1,048 to the Partnership in exchange for the issuance of 118,367 general partner units to Capital GP L.L.C. (“CGP”) in order for it to maintain its 2% general partner interest in the Partnership.  On March 17, 2010 the underwriters’ exercised in part the overallotment options receiving an additional 481,578 common units from the Partnership.  In exchange for the issuance of these common units the Partnership received the amount of $4,055 after the deduction of the underwriters’ commissions.  On the same date CMTC made a contribution of $87 to the Partnership in exchange for the issuance of 9,828 general partner units to CGP in order for it to maintain its 2% general partner interest in the Partnership.  Total expenses other than underwriters’ commissions related to the offering amounted to $985.

On March 1, 2010, the Partnership used $43,000 of the follow-on offering proceeds for the acquisition of the shares of the vessel owning company of the M/T Atrotos (renamed M/T El Pipila), a medium range product tanker vessel, from CMTC.  The vessel came with a bare boat charter attached  for five years to Petróleos Mexicanos (PEMEX), the state-owned Mexican petroleum company, through Arrendadora Ocean Mexicana, S.A. de C.V., which began on April 2009.  The acquisition of the M/T Atrotos was unanimously approved by the Partnership’s Board of Directors following the unanimous approval and recommendation of the Board’s conflicts committee, which is comprised entirely of independent directors.  The unaudited condensed consolidated and combined balance sheet as of December 31, 2009 has been retroactively adjusted to include the balances of the vessel owning company of the M/T Atrotos.  The Partnership owned the vessel owning company of the M/T Atrotos during the three-month period ended March 31, 2009.  Accordingly, the unaudited condensed consolidated and combined statements of income and cash flows for the three-month period ended March 31, 2009 already included M/T Atrotos.

On June 30, 2010, the Partnership acquired the shares of the vessel owning company of the M/T Alkiviadis, a medium range product tanker vessel, from CMTC for the amount of $31,500.  These unaudited condensed and combined statements of income and cash flows for the three-month periods ended March 31, 2010 and 2009 have been retroactively adjusted to include the operations and cash flows of the vessel owning company of the M/T Alkiviadis.  Also the unaudited condensed and combined balance sheet as of December 31, 2009 has been retroactively adjusted to include the balances of the vessel owning company of the M/T Alkiviadis.

The Partnership accounted for the acquisition of the vessel owning companies of the M/T Atrotos and M/T Alkiviadis as a transfer of equity interest between entities under common control.  For a combination between entities under common control, the purchase cost provisions (as they relate to purchase business combinations involving unrelated entities) explicitly do not apply; instead the method of accounting prescribed by accounting standards for such transfers is similar to the pooling-of-interests method of accounting.  Under this method, the carrying amount of assets and liabilities recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination.  Purchase premium or discount representing the difference between the cash consideration paid and the book value of the net assets acquired is recorded as increase or decrease to the Partners’ capital.

Capital Product Partners L.P.
Notes to the Unaudited Condensed Consolidated and Combined Financial Statements
(In thousands of United States Dollars)

1.   Basis of Presentation and General Information – Continued

Combined information presented in these financial statements reflects the historical carrying costs, operations and cash flows of the contributed companies for the periods preceding such vessel acquisitions by the Partnership, as each vessel owning company was under the common control of CMTC.  These financial statements are collectively referred to as “combined” financial statements.  Financial statements presented reflecting the Partnership’s balance sheets, results of operations and cash flows are referred to as “consolidated” financial statements.  The effect of recasting the Partnership’s combined financial statements to account for the common control transactions related to the acquisition of the M/T Alkiviadis and M/T Atrotos increased the revenue and net income by $2,654 and $736, respectively, for the three-month period ended March 31, 2009 from amounts previously reported.  In addition, such recasting increased revenue and net income by $3,349 and $1,005, respectively, for the three-month period ended March 31, 2010.  Subsequently, the net income figures due to recasting are adjusted to deduct the net income attributable to CMTC operations that do not form a part of the Partnership’s operations, such that the common control transactions noted above had no impact on the Partnership’s net income and net income per unit.

2.     Significant Accounting Policies

A discussion of the Partnership’s significant accounting policies can be found in the Partnership’s Consolidated and Combined Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2009 (the “Consolidated Financial Statements for the year ended December 31, 2009”).  There have been no material changes to these policies in the three-month period ended March 31, 2010.

Capital Product Partners L.P.
Notes to the Unaudited Condensed Consolidated and Combined Financial Statements
(In thousands of United States Dollars)

3.            Transactions with Related Parties

On March 1, 2010 the Partnership amended the management agreement with Capital Ship Management Corp. (“the Manager” or “CSM”) to include the vessel M/T Atrotos (El Pipila).  According to this amendment for M/T Atrotos (El Pipila) we pay a fixed daily management fee of $3.6 of which $3.1 relates to funds we receive from our charterer on behalf of CSM.

The vessel owning companies of the M/T Atrotos (El Pipila) and M/T Alkiviadis also had related-party transactions with CMTC and its subsidiaries before their acquisition by  CPP mainly for the following reasons:

●	Equity investment,
●	Loan agreements that CMTC entered into, acting as the borrower, for the financing of the vessels,
●	Manager payments on behalf of the vessel owning companies and hire receipts from charterers,
●
Manager fixed monthly fees (which were based on agreements with different terms and conditions than those in the Partnership’s administrative and management agreements) for providing services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services,

●	Funds advanced/received to/from entities with common ownership, and
●	Loan drawn downs in excess of the advances made to the shipyard by the Manager for the funding of vessels’ extra costs.

 Balances and transactions with related parties consisted of the following:

Balance sheet

	As of March 31, 2010	As of December 31, 2009

Assets:
Manager – Vessels’ operation (a)	$11,116	$13,365
Total assets	$11,116	$13,365
Liabilities:
CMTC – Related party loans (b)	21,737	47,940
Manager – payments on behalf of the Partnership	1,975	2,691
Management fee payable to CSM	2,373	2,248
Total liabilities	$26,085	$52,879

Statement of income

	For the three-month period ended March 31,
	2010	2009

Revenues (c)	$1,152	$-
Vessel operating expenses	7,171	6,638
General and Administrative expenses	270	275

(a)	Vessels’ Operation: The balance in this line item relates to funds that are received from charterers less disbursements made by the Manager on behalf of the vessel owning subsidiaries.

Capital Product Partners L.P.
Notes to the Unaudited Condensed Consolidated and Combined Financial Statements
(In thousands of United States Dollars)

3.	Transactions with Related Parties – Continued

(b)
CMTC – Related party loans: On December 22, 2005, CMTC entered into a loan agreement with a bank for the financing of the construction of the vessel M/T Alkiviadis.  The related-party loan relating to the M/T Alkiviadis was fully repaid by CMTC on June 30, 2010 (the date the shares of the vessel owning company of the M/T Alkiviadis were transferred to the Partnership).

On July 28, 2009, CMTC entered into a loan agreement with a bank for the financing of the acquisition of the shares of the vessel owning company of the M/T Atrotos.  The related-party loan relating to the M/T Atrotos was fully repaid by CMTC on March 1, 2010 (the date the shares of the vessel owning company of the M/T Atrotos were transferred to the Partnership).

(c)
Revenues: On January 21, 2010, the vessel owning companies of the M/T Agisilaos and M/T Axios have entered into a one year time charter agreement with CMTC for a daily charter hire of $12 and $12.8, respectively.  The charter of the M/T Axios commenced on February 3, 2010 and the charter of the M/T Agisilaos commenced on March 1, 2010.

4.	Vessels

An analysis of vessels is as follows:

	As of March 31, 2010	As of December 31, 2009

Cost:
Vessels	778,651	778,651
Less: accumulated depreciation	(82,656)	(74,944)
Vessels, net	$695,995	$703,707

As of March 31, 2010, all of the Partnership’s vessels (except the M/T Atrotos) have been provided as collateral to secure the Partnership’s two credit facilities.

On March 1, 2010, the Partnership acquired from CMTC the shares of the vessel owning company of the M/T Atrotos for a total purchase price of $43,000.  The vessel has been recorded in the Partnership’s financial statements at the amount of $33,479 which represents the net book value of the vessel reflected in CMTC consolidated financial statements at the time of transfer to the Partnership.  The amount of the purchase price in excess of CMTC’s basis of the asset of $9,521 was recognized as a reduction of partners’ capital and is presented as a financing activity in the statement of cash flows for the three-month period ended March 31, 2010.

Capital Product Partners L.P.
Notes to the Unaudited Condensed Consolidated and Combined Financial Statements
(In thousands of United States Dollars)

5.	Long-Term Debt

As of March 31, 2010, the amounts of $3,500 and $242,500 of the Partnership’s revolving credit facilities of up to $370,000 and $350,000, respectively, had not been drawn down.

For the three-month periods ended March 31, 2010 and 2009, interest expense amounted to $7,907 and $7,744, respectively.  As of March 31, 2010 the weighted average interest rate of the Partnership’s loan facilities was 6.53%.

6.	Financial Instruments

The carrying value of trade receivables, accounts payable and current accrued liabilities approximates their fair value.  The fair values of long-term variable rate bank loans approximate the recorded values, due to their variable interest and due to the fact that we have recently amended a financial covenant for our loans and the lenders have increased the margin over LIBOR that we pay to reflect their current risk.  We believe the terms of our loans are similar to those that could be procured as of March 31, 2010.  Interest rate swaps are recorded at fair value on the unaudited condensed consolidated and combined balance sheets.

Derivative Instruments

The Partnership enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate credit facilities.  These interest rate swap transactions fix the LIBOR portion of the interest rate we pay to our lenders.

All derivative instruments are carried at fair value on the consolidated balance sheet at each period end.   Balances as of March 31, 2010 and December 31, 2009 were as follows:

	March 31, 2010		December 31, 2009
	Interest Rate Swaps	Total	Interest Rate Swaps	Total
Long-term liabilities	$(38,412)	$(38,412)	$(36,931)	$(36,931)

Tabular disclosure of financial instruments is as follows:

Liability Derivatives
	March 31, 2010	December 31, 2009
Balance Sheet Location	Fair value	Fair value
Financial instruments long-term liabilities	$38,412	$36,931

Total derivatives designated as hedging instruments	$38,412	$36,931

The Effect of Derivative Instruments on the Statement of Changes in Partners’ Capital is as follows:

Derivatives for cash flow hedging relationships	Amount of Gain/(Loss) Recognized in OCI on Derivative (Effective Portion)
	For the three-month period ended March 31,
	2010	2009
Interest rate swaps	$(1,481)	$(576)
Total	$(1,481)	$(576)

Capital Product Partners L.P.
Notes to the Unaudited Condensed Consolidated and Combined Financial Statements
(In thousands of United States Dollars)

6.	Financial Instruments – Continued

The Derivative Instruments did not have any effect on the Statements of Income for the three-month periods ended March 31, 2010 and 2009.

The Partnership follows the accounting guidance for derivative instruments which established a framework for measuring fair value in generally accepted accounting principles, and requires disclosure about fair value measurements.  This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.  The guidance requires that assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data; or
Level 3: Unobservable inputs that are not corroborated by market data.

The Partnership’s interest rate swap agreements, entered into pursuant to its loan agreements, are based on LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items.  The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy are derived principally from or corroborated by observable market data.  Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.  Fair value of the interest rate swaps is determined using a discounted cash flow method based on market-based LIBOR swap yield curves.

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	March 31, 2010	(Level 1)	(Level 2)	(Level 3)
Derivatives	$(38,412)		$(38,412)

Total	$(38,412)		$(38,412)

As of March 31, 2010 all of the Partnership’s interest rate swaps qualify as a cash flow hedge and the changes in their fair value are recognized in accumulated other comprehensive income/(loss).

Bank	Currency	Notional Amount	Fixed rate	Trade date	Value date	Maturity date	Fair market value as of March 31, 2010
HSH Nordbank AG	USD	30,000	5.1325%	02.20.2007	04.04.2007	06.29.2012	$(2,593)
HSH Nordbank AG	USD	56,000	5.1325%	02.20.2007	05.08.2007	06.29.2012	(4,841)
HSH Nordbank AG	USD	56,000	5.1325%	02.20.2007	07.13.2007	06.29.2012	(4,841)
HSH Nordbank AG	USD	56,000	5.1325%	02.20.2007	09.28.2007	06.29.2012	(4,841)
HSH Nordbank AG	USD	56,000	5.1325%	02.20.2007	09.20.2007	06.29.2012	(4,841)
HSH Nordbank AG	USD	24,000	5.1325%	02.20.2007	01.29.2008	06.29.2012	(2,074)
HSH Nordbank AG	USD	24,000	5.1325%	02.20.2007	01.29.2008	06.29.2012	(2,074)
HSH Nordbank AG	USD	24,000	5.1325%	02.20.2007	08.20.2008	06.29.2012	(2,074)
HSH Nordbank AG	USD	20,500	4.9250%	09.20.2007	09.24.2007	06.29.2012	(1,676)
HSH Nordbank AG	USD	46,000	3.5250%	03.25.2008	03.27.2008	03.27.2013	(2,438)
HSH Nordbank AG	USD	11,500	3.8950%	04.24.2008	04.30.2008	03.28.2013	(736)
HSH Nordbank AG	USD	20,000	4.5200%	06.13.2008	06.17.2008	06.29.2012	(1,453)
HSH Nordbank AG	USD	28,000	4.6100%	06.13.2008	06.17.2008	03.28.2013	(2,388)
HSH Nordbank AG	USD	22,000	4.0990%	08.14.2008	08.20.2008	03.28.2013	(1,542)

Total derivative instruments fair value							$(38,412)

Capital Product Partners L.P.
Notes to the Unaudited Condensed Consolidated and Combined Financial Statements
(In thousands of United States Dollars, except number of units and distributions per unit)

7.	Cash Flow

Following the re-acquisition of the vessel owning company of the M/T Atrotos in March of 2010, the following assets and liabilities were retained by CMTC.  The cash flow for the three-month period ended March 31, 2010 is adjusted accordingly to exclude the following assets and liabilities accounts as they did not result in cash inflows or outflows in unaudited condensed consolidated and combined financial statements:

For the three-month period ended March 31, 2010

Trade receivables	$993
Due from related parties	2,456
Deferred charges	19
Total assets	3,468

Accrued liabilities	$2
Borrowings	25,100
Total liabilities	25,102
Net liabilities assumed by CMTC upon contribution to the Partnership	$21,634

8.	Partners’ Capital

As of March 31, 2010 our partners’ capital included the following units:

As of March 31, 2010

Limited partner units	31,098,729
General partner units	634,667
Total partnership units	31,733,396

As of March 31, 2010, the Partnership’s units consisted of 31,098,729 common units, of which 19,794,078 units were held by third parties and 11,304,651 units were held by CMTC and 634,667 general partner units which were held by the CGP, a wholly owned subsidiary of CMTC.

During the three-month periods ended March 31, 2010 and 2009, the Partnership declared and paid the following distributions:

Date declared	January 29, 2010	January 30, 2009

Distributions per unit declared	$0.41	$1.05

Common units entitled to distribution	24,817,151	16,011,629
Subordinated units entitled to distribution	-	8,805,522
General partner and IDR distributions	$208	$13,256

Capital Product Partners L.P.
Notes to the Unaudited Condensed Consolidated and Combined Financial Statements
(In thousands of United States Dollars)

9.	Net Income Per Unit

The general partner’s, common unitholders’ and subordinated unitholders’ interests in net income are calculated as if all net income for the periods presented were distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed.  The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually-defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves established by the Partnership’s board of directors to provide for the proper resources for the Partnership’s business.  Unlike available cash, net income is affected by non-cash items.

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the CGP, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution.

During the three-month periods ended March 31, 2010 and 2009, the Partnership’s net income did not exceed the First Target Distribution Level, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’ s interest in net income.

10.            Commitments and Contingencies

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business.  In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership’s vessels.  The Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated and combined financial statements.

The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure.  Currently, the Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.

(a)         Lease Commitments

Future minimum rental receipts, excluding any profit share revenue that may arise, based on non-cancelable long-term time and bareboat charter contracts, as of March 31, 2010 are:

Year ended March 31,	Amount
2011	$45,141
2012	42,013
2013	35,159
2014	35,159
2015	20,782
Thereafter	15,119
Total	$193,373

11.         Subsequent Events

(a)
On April 23, 2010, the Partnership’s board of directors declared a cash distribution of $0.225 per unit, which was paid on May 14, 2010, to unitholders of record on May 6, 2010.

On July 23, 2010, the Partnership’s board of directors declared a cash distribution of $0.225 per unit, which will be paid on August 13, 2010, to unitholders of record on August 6, 2010.

(b)
On June 30, 2010, the Partnership acquired the shares of the vessel owning company of the M/T Alkiviadis, a medium range product tanker vessel, from CMTC for the amount of $31,500.  The acquisition of the M/T Alkiviadis was unanimously approved by the Partnership’s Board of Directors following the unanimous approval and recommendation of the Board’s conflicts committee, which is comprised entirely of independent directors.

Capital Product Partners L.P.
Notes to the Unaudited Condensed Consolidated and Combined Financial Statements
(In thousands of United States Dollars)

11.         Subsequent Events - Continued

(c)	On June 30, 2010, the two credit facilities were amended in order to add:

●	the M/T Atrotos (El Pipila) as a security to the credit facility of up to $350,000;
●	the M/T Alkiviadis as a security to the credit facility of up to $370,000; and
●	the M/T Aristofanis as a security to the credit facility of up to $370,000. Prior to this amendment, the M/T Aristofanis was as a security to the credit facility of up to $350,000.

(d)
Following the annual general meeting of July 22, 2010, and the elections of two Class III directors (Keith Forman and Evangelos G. Bairactaris) the majority of the board would have been elected by non-Capital Maritime controlled unitholders.  As a result the Partnership from July 22, 2010 will not be considered to be controlled by its sponsor from July 22, 2010.  As a consequence, the Partnership will account for future vessel acquisitions from Capital Maritime at fair value and will no longer be required to retroactively adjust our financial statements.